UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2020

Commission File Number: 001-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

EXPLANATORY NOTE

Attached as Exhibit 99.1 to this Report on Form 6-K is the press release of Pyxis Tankers Inc. (the “Company”) entitled “Pyxis Tankers Inc. Announces Completion of Sale of Pyxis Delta”.

The information contained in this Report on Form 6-K, except for the commentary of Mr. Valentios Valentis, the Company’s Chairman and Chief Executive Officer, is hereby incorporated by reference into the following Registration Statements of the Company:

● Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 19, 2017; and

● Registration Statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018.

Exhibit Number	Document

99.1	Press Release, dated January 15, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: January 21, 2020